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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

November 6, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Marianne Dobelbower, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Ms. Dobelbower:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Deutsche X-trackers FTSE Developed ex US Enhanced Beta ETF, Deutsche X-trackers FTSE Emerging Enhanced Beta ETF and Deutsche X-trackers Russell 1000 Enhanced Beta ETF (each, a “Fund” and collectively, the “Funds”), each a new series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2015. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

DEUTSCHE X-TRACKERS FTSE EMERGING ENHANCED BETA ETF

Comment 1.	The disclosure in the “Principal Investment Strategies” section states that the Fund will normally invest at least 80% of its net assets in “equity securities of issuers from emerging markets countries.” Please explain how the Fund classifies a country as an “emerging markets” country.

Response 1.	The disclosure has been revised accordingly.

Comment 2.	The “Main Risks” section includes “Small- and medium-sized company risk” though the disclosure in the “Principal Investment Strategies” section states that the Underlying Index is comprised of large- and mid-capitalization equity securities. Please reconcile the disclosure.

Response 2.	The disclosure has been revised accordingly.

ALL FUNDS

Comment 3.	Please specify the types of equity securities other than common stock that each Fund currently anticipates investing in as part of its principal investment strategy. If applicable, please disclose the risks of such investments.

Response 3.	The Funds do not currently anticipate investing in equity securities other than common stocks and depositary receipts in respect of such common stocks as part of their principal investment strategies.

Comment 4.	The description of the Underlying Index methodology in the “Principal Investment Strategies” section, includes the phrase “designed to increase exposure (or “tilt”).” Please revise to reflect plain English principles. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response 4.	The disclosure has been revised accordingly.

Comment 5.	In the “Principal Investment Strategies” section, please consider expanding the description of each investment style factor.

Response 5.	The disclosure has been revised accordingly.

Comment 6.	“Securities lending risk” is included in the “Main Risks” section for each Fund. Please describe how securities lending fits into each Fund’s principal investment strategy and consider revising the disclosure as necessary.

Response 6.	Securities lending is neither a principal investment strategy nor a principal risk for any of the Funds. The disclosure has been revised accordingly.

Comment 7.	In the “Principal Investment Strategies” section for each Fund, please consider enhancing the description of the Underlying Index methodology.

Response 7.	The disclosure has been revised accordingly.

Comment 8.	In the “Additional Information About the Funds’ Investment Strategies and Risks” section under the heading “Maintaining the FTSE Comprehensive Factor Indexes,” the disclosure states:

“Multi-factor indexes, including the FTSE Comprehensive Factor Indexes, seek increased exposure to stocks that possess multiple factors by applying the same processes as a single factor index with respect to each such factor. By applying sequential tilts, FTSE’s approach to constructing multi-factor indexes provides exposure to multiple target factors, as well as diversification among risk factors with low or negative historical correlations.”

Please revise this language to reflect plain English principles.

Response 8.	The disclosure has been revised accordingly.

Comment 9.	In the “Additional Information About the Funds’ Investment Strategies and Risks” section under the heading “Maintaining the FTSE Comprehensive Factor Indexes,” the disclosure states that the FTSE Global Factor Index series includes certain factors that are not discussed in the “Principal Investment Strategies” section. Please revise the disclosure for consistency.

Response 9.	The referenced disclosure addresses the list of all factors in the FTSE Global Factor Index Series, of which the Funds’ Underlying Indexes are a subset. The Underlying Indexes include only the following factors: Value, Momentum, Quality, Low Volatility and Size. The disclosure has been revised accordingly.

Comment 10.	In the “Additional Information About the Funds’ Investment Strategies and Risks” section under the heading “Maintaining the FTSE Comprehensive Factor Indexes,” please revise the third step of the index construction process to reflect plain English principles.

Response 10.	The disclosure has been revised accordingly.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●	the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

●	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

●	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz